SONIC ENVIRONMENTAL SOLUTIONS INC.
Suite 2100 – 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X2
Telephone No.: (604) 736-2552 Fax No.: (604) 736-2558
www.sonicenvironmental.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of Sonic Environmental Solutions Inc. (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on June 22, 2006 at 10:00 a.m., local time, for the following purposes:

1.	To receive the report of the directors, and the Company’s audited financial statements for the financial year ended December 31, 2005, and the report of the auditor thereon;

2.	To fix the number of directors at 6;

3.	To elect directors of the Company for the ensuing year;

4.	To appoint auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	To consider, and if thought advisable, to pass an ordinary resolution to amend the escrow agreement of the Company to remove Appendix D to the escrow agreement;

6.

To consider, and if thought advisable, to pass an ordinary resolution authorizing an increase in the number of common shares of the Company available for issuance pursuant to the Company’s share option plan; and

7.	To transact such other business as may properly come before the Meeting.

The board of directors has fixed May 19, 2006 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

An Information Circular and a copy of the Annual Report for the year ended December 31, 2005 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the audited financial statements of the Company for the year ended December 31, 2005, report of the auditor and the related management discussion and analysis.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

Dated at Vancouver, British Columbia, this 23rd day of May, 2006.

BY ORDER OF THE BOARD

Adam Ranjit Sumel
President and Chief Executive Officer